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                                                                       EXHIBIT 2
                              KUHLMAN NEWS RELEASE
For Immediate Release:                                          January 16, 1996
          KUHLMAN RAISES BID IN TENDER OFFER FOR COMMUNICATION CABLE,
         EXTENDS TENDER OFFER UNTIL JANUARY 31, LOWERS TENDER CONDITION
Kuhlman Corporation (NYSE:KUH) today announced that its wholly-owned subsidiary, Kuhlman Acquisition Corp., would increase the purchase price in its previously-announced tender offer for any and all outstanding shares of common stock of Communication Cable, Inc. (NASDAQ:CABL) from $12.00 per share to $13 1/16 per share, net to the seller in cash. Kuhlman also announced that it would extend the expiration time of the tender offer from 12:00 midnight on Monday, January 22, 1996, to 5:00 p.m., New York City time, on Wednesday,
January 31, 1996. In addition to changing its price, Kuhlman has decided to amend the "Minimum Tender Condition" of its tender offer to require beneficial ownership by Kuhlman, giving effect to the tender offer, of a majority, excluding shares already owned by Kuhlman, (rather than the 80% set forth in its original offer) of the Communication Cable common shares outstanding.

Kuhlman stated that it was taking these actions in response to an announcement yesterday, by Communication Cable, that Communication Cable's Board of Directors had approved a letter of intent with Pentair, Inc., looking toward a cash merger of Communication Cable with Pentair at a price of $13.00 per share of Communication Cable stock. Upon increasing its bid for Communication Cable, Kuhlman demanded that Communication Cable's Board of Directors, among other things, (i) withdraw its support for the merger proposed by Pentair, (ii) refuse to sign a definitive merger agreement with Pentair and (iii) reevaluate Kuhlman's bid (with a view to endorsing that bid) in light of the increase in the purchase price offered by Kuhlman. Kuhlman believes that Communication Cable's Board of Directors has taken Kuhlman's demands under advisement. Full details of the actions taken today by Kuhlman with respect to its tender offer will be disclosed promptly to Communication Cable shareholders in a written supplement to Kuhlman's November 29, 1995 Offer to Purchase.

Kuhlman Corporation is a holding company engaged in two core business segments:
1) Electrical Products which manufactures and markets electrical products such as electrical and electronic wire and cable products; and distribution, power and instrument transformers; and 2) Industrial Products which manufactures and markets industrial products such as turbochargers, engine cooling fans, fan drives and vibration dampers used in medium and heavy duty diesel engines, light, medium and heavy duty trucks, and agricultural and construction equipment; and spring products and metal stampings for automotive and nonautomotive applications.

For further information, contact:

                     Investor Relations
                     Kuhlman Corporation
                     3 Skidaway Village Square
                     Savannah, Georgia 31411
                     Telephone (912) 598-7809